

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 9, 2009

Andrew F. Puzder
Chief Executive Officer
CKE Restaurants, Inc.
6307 Carpenteria Ave. Ste. A
Carpenteria, CA 93013

> **Re: CKE Restaurants, Inc.**
> **File Number: 001-11313**
> **Form 10-K for the fiscal year ended January 28, 2008**
> **Schedule 14 filed 5/9/08**

Dear Mr. Puzder:

We have completed our legal review of your Form 10-K for the fiscal year ended January 28, 2008 and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Attorney-Advisor